July 7, 2008

Stephen Korn
Vice President and General Counsel
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA 01824

> **Re:** **Zoll Medical Corporation**
> **Response Letter dated June 26, 2008**
> **Annual Report on Form 10-K**
> **Filed December 13, 2007**
> **File No. 000-20225**

Dear Mr. Korn:

We have reviewed your response letter and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 10. Directors, Executive Compensation

1.   We note your response to comment 1. Please provide us with a more detailed explanation as to why disclosure of the parameters of the corporate financial performance goals used to determine the performance bonuses of your named executive officers would cause substantial competitive harm, especially when the requested disclosure would be made on a historical basis. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm.

2.   You state in your response to comment 2 that "[t]he Bonus Program references only a target amount for the bonus. It does not contemplate threshold or maximum bonus amounts. Accordingly, the columns in the 'Estimated Future Payouts under Non-Equity Incentive Plan Awards' relating to threshold and

maximum amounts will be blank in future filings." Please reconcile your response with your disclosure on page 11 of your proxy statement that "[o]ur maximum and threshold levels for these corporate financial performance goals are determined in relation to our target levels." If you have threshold or maximum levels associated with your awards, please include those amounts in your Grants of Plan-Based Awards table, along with any appropriate footnote disclosure, or revise your future filings so that your disclosure in this regard is clear.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney